Filer: Ultrapar Participações S.A.
Issuer: Ultrapar Participações S.A.
Subject of the offer: Refinaria de Petróleo Ipiranga S.A.,
Distribuidora de Produtos de Petróleo Ipiranga S.A. and
Companhia Brasileira de Petróleo Ipiranga
Commission File Number: 333-146406

ANNOUNCEMENT

The Share Exchange of shares issued by Companhia Brasileira de Petróleo Ipiranga (CBPI), Distribuidora de Produtos de Petróleo Ipiranga S.A. (DPPI) and Refinaria de Petróleo Ipiranga S.A (RPI) for Ultrapar preferred shares was concluded yesterday. From today on, the shares of these companies will be exchanged by preferred shares of Ultrapar.

We warmly welcome the shareholders of the Ipiranga group. The new shareholding structure thus formed will enable Ultrapar to renew its focus on its businesses and to further align the interests of all shareholders.

The shares which you now hold are part of a large shareholder base and will be an asset with significant trading liquidity.  The shares are already traded on the São Paulo Stock Exchange (Bovespa), as well as on NYSE, offering all shareholders the highest standards of corporate governance - including 100% tag along rights in case of the sale of control.

Ultrapar is one of the most solid economic groups in Brazil, with major operations in the area of fuel distribution, chemicals and logistics in Brazil, as well as in Mexico, Argentina, the United States and Venezuela.  Our four business units – Ultragaz, Ipiranga, Oxiteno and Ultracargo - are companies, which combine reliability and financial soundness, as well as creativity and innovation.

We aim to the future.

André Covre
Financial and Investor Relations Director
Ultrapar Participações S.A.

Investor Relations Department
Telephone: (011) 3177 7014
E-Mail:invest@ultra.com.br
Internet:www.ultra.com.br

This document relates to a transaction involving Ultrapar Participações S.A. (“Ultrapar”), Refinaria de Petróleo Ipiranga S.A. (“RPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and Companhia Brasileira de Petróleo Ipiranga (“CBPI” and together with RPI and DPPI, the “Target Companies”). In connection with the transaction, Ultrapar filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (File no. 333-146406) (the “Registration Statement”) to register Ultrapar preferred shares to be issued in the proposed transaction and that includes a prospectus of Ultrapar.

Ultrapar has also filed, and intends to continue to file, additional relevant materials with the SEC. The Registration Statement and the related prospectus contain important information about Ultrapar, the Target Companies, the proposed transaction and related matters. Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 100 F Street N.E., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Ultrapar has also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Ultrapar will be available free of charge from the Investor Relations office of Ultrapar Participações S.A., located at Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910, tel: 011-55-11-3177-6695. SHAREHOLDERS OF THE TARGET COMPANIES ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.